

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 5, 2007

Robert L. Belk
Executive Vice President and Chief Financial Officer
The Shaw Group, Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809

> **Re:** **The Shaw Group, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 5, 2007**
> **File No. 1-12227**

Dear Mr. Belk:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

1. Please amend your report to include all of the information required by Item 4.02(a) of Form 8-K, including disclosure of the following information:

    - the date of the conclusion regarding the non-reliance; and
    - a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(a).

2. We note that you intend to file restated financial statements. However you have not indicated when you intend to do so. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

3. We remind you that when you file your restated Form 10-Q you should appropriately address the following:

    - full compliance with FAS 154, paragraphs 25 and 26,
    - fully update all affected portions of the document, including MD&A,
    - updated Item 4 disclosures should include the following:

> o a discussion of the restatement and the facts and circumstances surrounding it,
> o how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures,
> o changes to internal controls over financial reporting, and
> o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
> Refer to Items 307 and 308(c) of Regulation S-K.
- include all updated certifications.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, or me at (202) 551-3355 if you have questions regarding our comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief